UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

E.DIGITAL CORPORATION

 (Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

26841Y103

 (CUSIP Number)

DECEMBER 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]    Rule 13d-1(b)
     [X]    Rule 13d-1(c)
     [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26841Y103	13G	PAGE 2 OF 8 PAGES

1. Names of Reporting Persons. JERRY E. POLIS
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 67,600 1
6. Shared Voting Power 14,998,900 2
7. Sole Dispositive Power 67,600 1
8. Shared Dispositive Power 14,998,900 2
9. Aggregate Amount Beneficially Owned by Each Reporting Person 15,066,500 SHARES OF COMMON STOCK
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.1% 3
12. Type of Reporting Person IN

____________________
1	Includes 67,600 shares of common stock held by a personal IRA.
2
Includes (i) 10,353,204 shares of common stock held by the Jerry E. Polis Family Trust (“Family Trust”) of which Mr. Polis is Trustee, (ii) 1,042,696 shares of common stock held by the Polis Family LLC of which Mr. Polis is a managing member, (iii) 333,000 shares of common stock held by The Polis Charitable Foundation of which Mr. Polis is President, (iv) 220,000 shares of common stock held by the Polis Museum of Fine Art of which Mr. Polis is trustee, (v) 3,000,000 shares of Rela LLC of which Mr. Polis is manager and (vi) 50,000 shares of common stock held by Freerun 777 LLC of which Mr. Polis is manager. Mr. Polis disclaims beneficial ownership of the shares held by the Polis Charitable Foundation and the Polis Museum of Fine Art and to the shares held by the Polis Family LLC, Rela LLC and Freerun 777 LLC except to the extent of his respective pecuniary interest.

3	Percentage computed based on shares reported on e.Digital’s latest report on Form 10-Q.

CUSIP NO. 26841Y103	13G	PAGE 3 OF 8 PAGES

1. Names of Reporting Persons. CHARLOTTE O. POLIS
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 113,000 4
6. Shared Voting Power 10,573,204 5
7. Sole Dispositive Power 113,000 4
8. Shared Dispositive Power 10,573,204 5
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,686,204 SHARES OF COMMON STOCK
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Note 5. ☒
11. Percent of Class Represented by Amount in Row (9) 3.6%
12. Type of Reporting Person IN

_______________
4	Shares of common stock held by a personal IRA.
5
Includes (i) 10,353,204 shares of common stock held by the Jerry E. Polis Family Trust (“Family Trust”) of which Ms. Polis is Trustee and (ii) 220,000 shares of common stock held by the Polis Museum of Fine Art of which Ms. Polis is trustee. Ms. Polis disclaims beneficial ownership of the shares held by the Polis Museum of Fine Art.

CUSIP NO. 26841Y103	13G	PAGE 4 OF 8 PAGES

1. Names of Reporting Persons. JERRY E. POLIS FAMILY TRUST
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,353,204 6
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,353,204 6
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,353,204 SHARES OF COMMON STOCK
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 3.5%
12. Type of Reporting Person OO

____________
6	Consists of 10,353,204 shares of common stock held by the Jerry E. Polis Family Trust (“Family Trust”). Jerry E. Polis and Charlotte O. Polis are trustees of the Family Trust.

CUSIP NO. 26841Y103	13G	PAGE 5 OF 8 PAGES

ITEM 1(a).  NAME OF ISSUER:

e.Digital Corporation

ITEM 1(b.)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

16770 West Bernardo Drive
San Diego, California 92127

ITEM 2(a).  NAME OF PERSONS FILING:

(i)JERRY E. POLIS, (ii) CHARLOTTE O. POLIS and (iii) JERRY E. POLIS FAMILY TRUST

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

980 America Pacific Drive, #111
Henderson, Nevada 89014

ITEM 2(c).   CITIZENSHIP:

United States

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).  CUSIP NUMBER:

26841Y103

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;

(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 26841Y103	13G	PAGE 6 OF 8 PAGES

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]	A non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J), please specify the type of institution:____

ITEM 4.   OWNERSHIP

See Items 5 through 9 and 11 on the cover page for each respective filer.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Jerry E. Polis
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

CHARLOTTE O. POLIS and JERRY E. POLIS FAMILY TRUST
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP NO. 26841Y103	13G	PAGE 7 OF 8 PAGES

ITEM 7.  IDENTIFICATION  AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See statement below (in lieu of separate exhibit).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 26841Y103	13G	PAGE 8 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011
/s/ JERRY E. POLIS
Jerry E. Polis

/s/ CHARLOTTE O. POLIS
Charlotte O. Polis

JERRY E. POLIS FAMILY TRUST
By: /s/ JERRY E. POLIS
Jerry E. Polis, Trustee

By: /s/ CHARLOTTE O. POLIS
Charlotte O. Polis, Trustee

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of e.Digital Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

January 24, 2011
/s/ JERRY E. POLIS
Jerry E. Polis

January 24, 2011
/s/ CHARLOTTE O. POLIS
Charlotte O. Polis

January 24, 2011
JERRY E. POLIS FAMILY TRUST

By: /s/ JERRY E. POLIS
Jerry E. Polis, Trustee

By: /s/ CHARLOTTE O. POLIS
Charlotte O. Polis, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations(See 18.U.S.C.)